UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                         SCHEDULE 13G

            Under the Securities and Exchange Act of 1934
                       (Amendment No. 1  )*

                   Reliability Incorporated
                       (Name Of Issuer)

                 Common stock, par value $0.00
                 (Title of Class of Securities)

                          759903107
                        (CUSIP Number)

                      December 31, 1999
        (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                     [  ]Rule 13d-1(b)

                     [X] Rule 13d-1(c)

                     [  ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 759903107              SCHEDULE 13G

1.  NAME OF THE REPORTING PERSON

    STEVEN T. NEWBY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF
    A GROUP                           (a) [ ]
                                      (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF    5.  SOLE VOTING POWER
SHARES           387,335
BENEFICALLY  6.  SHARED VOTING POWER
OWNED BY         -0-
EACH         7.  SOLE DISPOSITIVE POWER
REPORTING        387,335
PERSON       8.  SHARED VOTING POWER
WITH             -0-

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY
    EACH REPORING PERSON
    387,335

10. CHECK THE BOX IF THE AGGREGATE AMOUNT IN
    ROW (9) EXCLUDES CERTAIN SHARES    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW (9)
    5.84%

12. TYPE OF REPORTING PERSON
    IN

The purpose of this amendment is to update the Schedule 13G filed November 24, 1999 to reflect the beneficial ownership of the $0.00 par value Common Stock of Reliability Incorporated by Steven T. Newby as of December 31, 1999.

ITEM 1.
       (a) Reliability Incorporated
       (b) 16400 Park Row
           P.O Box 218370
           Houston, TX  77218-8370
ITEM 2.
       (a)  Steven T. Newby
       (b)  555 Quince Orchard Road, Suite 606
            Gaithersburg, MD  20878
       (c)  USA
       (d)  Common Stock, par value $0.00
       (e)  759903107

ITEM 3.  Passive Investor

ITEM 4.  Ownership

         (a)  Amount beneficially owned:  387,335.
         (b)  Percent of class:  5.84%.
         (c)  Number of shares as to which the person has:
              (i)  Sole power to vote or to direct the vote 387,335.
              (ii) Shared power to vote or direct the vote -0-.
              (iii)Sole power to dispose or to direct the
                   disposition of 387,335.
              (iv) Shared power to dispose or to direct the
                   disposition of -0-.

ITEM 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  Ownership of More than Five Percent on Behalf of
         Another Person

         NONE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

         NONE

ITEM 8.  Identification and Classification of Members of the
         Group

         NONE

ITEM 9.  Notice of Dissolution of Group

         NONE

ITEM 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 31, 2000             /S/:  STEVEN T. NEWBY
                                          STEVEN T. NEWBY